Sub-Item 77K: Changes in registrant's certifying accountant

On April 30, 2002, Ernst & Young LLP was selected as independent accountants for the Company's current fiscal year; on that date, Arthur Andersen, LLP's engagement as independent accountants for the Company was terminated. The determination to retain Ernst & Young LLP and to terminate Arthur Andersen, LLP's engagement was made by the Board of Directors, upon the recommendation of the Company's Audit Committee. The action was not the result of any disagreement or difference of opinion between the Company or their management and Arthur Andersen, LLP, nor had there been any such disagreement or difference of opinion during the past two fiscal years of the Company. Each opinion expressed by Arthur Andersen, LLP on the financial statements of the Company during the last two fiscal years was unqualified.